V2K INTERNATIONAL, INC.
                         1127 AURARIA PARKWAY, SUITE 204
                                DENVER, COLORADO
                                 (303) 202-1120



July 9, 2007


Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:      V2K INTERNATIONAL, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-141201

Dear Ms. Long:

On behalf of V2K International, Inc., I hereby request acceleration of the effective date of the above-referenced registration statement to 10:00 a.m., Eastern Time, July 11, 2007, or the earliest practicable date thereafter.

In making this request, V2K International, Inc. (the "Company") acknowledges that:

    o should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

    o the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

    o the Company may not assert the staff's comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

Sincerely,

/s/ GORDON E. BECKSTEAD

Gordon E. Beckstead
Chairman of the Board of Directors